Nicholas Liberty Fund
NSAR-B
Exhibit 99-77J

At December 31, 2006, reclassifications were recorded to increase accumulated undistributed net investment income by $38,801, decrease accumulated undistributed net realized gain on investments by $16,173, and decrease paid in capital by $22,628. This adjustment is attributable to the reclassification of net operating loss.